Exhibit 99.1

BROOKFIELD INFRASTRUCTURE NOTES RECENT ACCC ANNOUNCEMENT

Hamilton, Bermuda, October 15, 2015 – Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) notes the ASX announcement made today by Asciano following release by the Australian Competition and Consumer Commission (ACCC) of its Statement of Issues regarding the proposed acquisition of Asciano Limited.

Release of a Statement of Issues by the ACCC is a standard part of the regulatory process for complex mergers. BIP is working to address all concerns identified by the Commission, but the release is expected to delay the date on which the transaction could close.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport, energy and communications infrastructure assets in North and South America, Australia and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “believes,” “may,” “tend to,” “target” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding potential future purchases by Brookfield Infrastructure of its Units pursuant to its normal course issuer bid, statements with respect to Brookfield Infrastructure’s assets tending to appreciate in value over time and the level of distribution growth over the next several years. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Units or the stock exchanges generally; and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.